The Securities & Exchange Commission,
Division of C[redacted]
450, Fifth St
Washingtor
U.S.A.

05012215

आरतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

FILE NO. 82.4524

क्रमांक / No. : CO/S&B/PCR/2005/ 3099 दिनांक / Date : 21-10-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
PRIVATE PLACEMENT OF UNSECURED, REDEEMABLE, NON-CONVERTIBLE, SUBORDINATED DEBT BONDS AGGREGATING AROUND Rs 3,300 Crores

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/PCR/3095 dated the October 21, 2005 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

SEC MAIL PROCESSING
RECEIVED
OCT 31 2005
WASH, D.C.
183

PROCESSED
NOV 01 2005
THOMSON FINANCIAL

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को वढावा मिलेगा.

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/PCR/2005/3095 दिनांक / Date : 21-10-2005

Dear Sir,

FILE NO. 82-4924

LISTING AGREEMENT: CLAUSE 36
PRIVATE PLACEMENT OF UNSECURED, REDEEMABLE, NON-CONVERTIBLE, SUBORDINATED DEBT BONDS AGGREGATING AROUND Rs 3,300 Crores

In terms of Clause 36 of the Listing Agreement, we advise that the Executive Committee of the Central Board (ECCB) of SBI has in its meeting held on 20th October, 2005, approved the raising of unsecured and rated Domestic and International Subordinated Debt by way of bonds, not exceeding Rs 3,300 crores, with a maturity of over 60 months by private placement, as may be decided by the Chairman of the Bank.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.